

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 11, 2018

Scott H. Keeney
President and Chief Executive Officer
nLIGHT, Inc.
5408 Northeast 88th Street, Building E
Vancouver, Washington 98665

> **Re: nLIGHT, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2018**
> **File No. 333-224055**

Dear Mr. Keeney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Comparison of Years Ended December 31, 2017 and 2016, page 54

1. Given the "offset" mentioned in your response to prior comment 2, it remains unclear how price decreases did not materially change your results of operations. Please expand to describe and quantify the "impact of price decreases on maturing products [which] was offset by growth in sales volumes and introduction of new products." Also expand to clarify why disclosing such information would be "artificial" and "could potentially confuse investors."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountants, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jeana S. Kim, Esq.
        Wilson Sonsini Goodrich & Rosati
        Professional Corporation